Exhibit 12.1

F.N.B. CORPORATION

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three Months Ended
	March 31,				Year Ended December 31,
	2012		2011		2011		2010		2009		2008		2007
Earnings:
Income before income taxes	$29,421		$22,930		$119,051		$102,536		$50,380		$42,832		$98,139
Fixed charges, excluding interest on deposits	5,143		6,048		23,402		26,285		41,560		48,312		51,510
Less: Preferred stock dividends	0		0		0		0		(4,085)		0		0

Subtotal	34,564		28,978		142,453		128,821		87,855		91,144		149,649
Interest on deposits	11,958		14,595		53,535		64,524		85,699		111,568		124,276

Total	$46,522		$43,573		$195,988		$193,345		$173,554		$202,712		$273,925

Fixed charges:
Interest on borrowed funds	$4,408		$5,493		$21,082		$24,207		$35,480		$46,421		$49,777
Interest component of rental expense	735		555		2,320		2,078		1,995		1,891		1,733
Preferred stock dividends	0		0		0		0		4,085		0		0

Subtotal	5,143		6,048		23,402		26,285		41,560		48,312		51,510
Interest on deposits	11,958		14,595		53,535		64,524		85,699		111,568		124,276

Total	$17,101		$20,643		$76,937		$90,809		$127,259		$159,880		$175,786

Ratio of earnings to fixed charges:
Excluding interest on deposits	6.72	x	4.79	x	6.09	x	4.90	x	2.34	x	1.89	x	2.91	x

Including interest on deposits	2.72	x	2.11	x	2.55	x	2.13	x	1.41	x	1.27	x	1.56	x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	6.72	x	4.79	x	6.09	x	4.90	x	2.11	x	1.89	x	2.91	x

Including interest on deposits	2.72	x	2.11	x	2.55	x	2.13	x	1.36	x	1.27	x	1.56	x